12012431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8 - 67016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Park Avenue South, 20th Floor
(No. and Street)

New York (City) New York (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina 917-484-8307
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODI LU BALDASSANO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BA6209919
Qualified in Queens County
Commission Expires August 3, 2013

Signature

Chief Financial Officer

Title

2/24/12

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pragma Securities, LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2011

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Pragma Securities, LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2011

PRAGMA SECURITIES, LLC

Index

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants

To the Member
Pragma Securities, LLC

We have audited the accompanying statement of financial condition of Pragma Securities, LLC, a wholly-owned subsidiary of Pragma Weeden Holdings, LLC, as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pragma Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

J. H. Cohn LLP

New York, New York
February 27, 2012

PRAGMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	6,764,243
Due from clearing broker		116,353
Other receivables		643,891
Due from Parent and affiliates		212,094
Fixed assets, net		929,461
Capitalized software, net		1,359,176
Net investment in direct financing lease		111,267
Restricted cash		428,677
Prepaid expenses and other assets		217,708
Total	$	10,782,870

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation	$	1,445,000
Due to affiliates		23,105
Accrued expenses and other liabilities		407,578
Deferred rent		138,578
Total		2,014,261
Member's equity		8,768,609
Total	$	10,782,870

See Notes to Statement of Financial Condition.

PRAGMA SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma Securities, LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation.

The Company is a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or the "Parent"). The majority owners of the Parent are Weeden Investors, L.P. ("WILP") and Pragma Group Investors LLC ("PGI").

The Company provides algorithmic trading services in exchange for commissions and fees to institutional clients, other broker-dealers and securities exchanges.

The majority of the Company's commission revenues are from a commission-sharing arrangement with Weeden & Co., L.P. ("Weeden"), a subsidiary of WILP. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden's for its customers' usage of the Company's algorithmic trading system. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

The Company also executes securities transactions for its customers as an introducing broker and has an agreement with another broker-dealer ("clearing broker") which clears transactions, carries customers' accounts on a fully disclosed basis and performs record keeping functions for the Company's customers.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally-insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation of furniture, fixtures, equipment and computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

Note 2 - Significant accounting policies (continued):

Capitalized software (concluded):

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs. The costs of specified upgrades and enhancements to the Company's capitalized software are also capitalized if it is probable that those expenditures will result in additional functionality. In addition, during the software's development or modification, no substantive plan exists or in is in the process of being developed to market the software externally. The Company amortizes capitalized software costs on a straight-line basis over a five-year period, which for accounting purposes, is the estimated economic life of the software.

The Company also incurs costs for software to be marketed. Related research and development costs are charged to expense as incurred. All costs incurred subsequent to establishing technological feasibility, as defined, including coding and testing, have been capitalized as product enhancements.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2011, management determined that no impairment adjustment related to these capitalized costs was necessary.

Use of estimates:

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Commission income and related clearing expenses are recorded on a trade-date basis.

Stock-based compensation:

Certain employees of the Company participate in an option plan (the "PGI Option Plan") sponsored by PGI that provides for the granting of options to purchase membership interests in PGI to certain employees, directors and consultants, at PGI's discretion. Because the Company is the sole beneficiary of the services provided by these employees, the Company records the related compensation expense. GAAP for share-based payments requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as an operating expense, based on their fair values, with an offsetting entry to member's equity. The deferred cost is recognized as compensation expense over the service period, which would normally be the vesting period of the options.

Note 2 - Significant accounting policies (concluded):

Stock-based compensation (concluded):

Under the Parent's PWH Membership Interest Option Plan (the "PWH Plan") Company employees, directors and consultants may be granted options to purchase PWH Class B Units. The options are only exercisable if there is a liquidity event, as defined. The options terminate based on the terms of the plan and each optionholder's option agreement, which is generally upon or subsequent to the termination of an optionholder's employment. Unless there is certainty of a liquidity event in the near future, there is no compensation expense recorded upon the issuance of these options.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. Effective January 1, 2010, the Company files a consolidated/combined federal and state income tax returns, and combined New York City unincorporated business tax ("UBT") return with the Parent. For accounting purposes, the UBT expense, as calculated using the NYC allocation factor, is pushed down to the Company as it is PWH's primary operating entity. Deferred income taxes are not material.

The Company has no unrecognized tax benefits at December 31, 2011. The Company's U.S. Federal and state income tax returns prior to fiscal year 2008 are closed and the Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the balance sheet.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statement was issued.

Note 3 - Due from clearing broker:

The Company has a clearing agreement with a clearing broker which will provide the clearing and depository operations for the Company's security transactions. Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $100,000. This deposit is included in Due from clearing broker in the statement of financial condition.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Note 4 - Other receivables:

Other receivables represent commissions receivable from brokers, hedge funds, and securities exchanges relating to the use of the Company's algorithmic trading software. Other receivables are stated at the amount that management expects to collect on the outstanding balances. Approximately 95% of Other receivables at December 31, 2011 were from two customers.

The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of other receivables as of December 31, 2011, management determined that an allowance for doubtful accounts is not necessary.

Note 5 - Fixed assets:

At December 31, 2011, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation	Net Book Value
Computer equipment	$2,255,509	$1,494,364	$761,145
Computer software	216,985	134,028	82,957
Furniture, fixtures and equipment	98,333	61,568	36,765
Leasehold improvements	110,669	62,075	48,594
Totals	$2,681,496	$1,752,035	$929,461

Note 6 - Capitalized software:

At December 31, 2011, the Company has $3,001,933 of capitalized software, $520,737 of which was capitalized during the year ended December 31, 2011. Accumulated amortization of capitalized software as of December 31, 2011 is $1,642,757.

Capitalized software consists of an allocation of compensation costs incurred for certain employees, for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage are expensed as incurred.

Note 7 - Financial statements with off-balance sheet risk:

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. When executing transactions for customers, the Company will introduce all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, which maintains the customers' accounts and clears such transactions. These activities may expose the Company to off-balance-sheet risk in the event that customers or other brokers do not fulfill their contracted obligations to deliver cash or securities to the clearing broker, as the Company agreed to indemnify its clearing broker for any resulting losses. The Company will continually assess the risk associated with each customer and broker and will record an estimated loss if management believes collection from the customer or broker is unlikely.

The Company's customer securities activities are transacted on a delivery vs. payment basis. The Company does not extend margin to its customers.

The clearing operations for the customers' securities are provided by one clearing broker, a large financial institution. The Company is subject to credit risk should this clearing broker be unable to fulfill its obligations.

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 8 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2011, the Company had regulatory net capital of $6,261,857, which was $6,011,857 in excess of its required minimum regulatory net capital of $250,000.

Note 9 - Related party transactions:

Effective January 1, 2011, the Company entered into an agreement with the Parent, WILP, PGI, Weeden and an affiliate of PGI, amending all previous related agreements, whereby the Company's contract with PGI's affiliate was terminated, certain commission and commission-sharing agreements between the Company and Weeden were modified, and PGI purchased 100,000 of WILP's Class C units.

The Company has a commission-sharing agreement with Weeden. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden's for its customers' usage of the Company's algorithmic trading system. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

As of December 31, 2011, the Company has a receivable from Weeden in the amount of $119,701, which is reflected in Due from Parent and affiliates in the statement of financial condition.

The Company leases its Connecticut office space from WILP pursuant to a lease agreement which expires on December 31, 2012. As at December 31, 2011, there was no payable due to WILP relating to office rental.

The Company subleases a portion of one of its offices to an affiliate of PGI on a month to month basis.

In January 2011, the Company's Parent, PWH, entered into an agreement with an entity (the "Affiliate") whereby PWH committed to contribute software development and certain administrative services to the Affiliate in exchange for an ownership interest in the Affiliate.

The Company entered into a services agreement with PWH whereby the Company would charge PWH for software development and administrative services performed by the Company for the Affiliate. The Company charges PWH for these services at a rate equal to its cost for these services plus 10%.

At December 31, 2011, the amount due from Parent for these services, net of various allocated expenses was $95,693 and is included in Due from Parent and affiliates in the statement of financial condition.

Note 9 - Related party transactions (concluded):

On July 1, 2011, the Company entered into a direct finance equipment lease with the Affiliate for a term of three years, where the Affiliate will retain the equipment at the end of the lease term. The Affiliate also has the option at any time during the lease term to purchase the leased equipment for the remaining principal balance. The components of the Company's leased equipment reflected in Net investment in direct financing lease on the statement of financial condition, at December 31, 2011 are as follows:

Minimum lease payments receivable	$118,838
Allowance for uncollectible amounts	-
Net minimum lease payments receivable	118,838
Residual values	-
Deferred initial direct costs	-
	118,838
Less: Unearned income	(7,571)
Net investment in direct financing lease	$111,267

Unearned income is amortized to lease income by the interest method using a constant periodic rate over the lease term.

Minimum lease payments receivable under this direct financing lease as of December 31, 2011 are as follows:

Year Ending December 31:	Amount
2012	$ 46,002
2013	46,002
2014	26,834
Total	$ 118,838

At December 31, 2011, the Company owed $9,355 to the Affiliate for various expenses incurred and is reflected in Due to affiliates on the statement of financial condition.

The Company has engaged a consulting firm (the "Consultant") owned by one of PWH's directors to provide management and industry consulting services to the Company for a two-year period ending December 31, 2012. As of December 31, 2011, the Company had accrued fees payable to Consultant in the amount of $13,750, which is reflected in Due to affiliates in the statement of financial condition. In addition, the Parent issued 80,000 Class B units to the Consultant valued at $79,200 that are redeemable at the Company's option, on a pro-rata basis, if the Consultant terminates his services prior to December 31, 2012. The value of these units is expensed over the two year period and is pushed down to the Company. At December 31, 2011, the amount owed to Parent related to the units is $3,300 and netted in Due from Parent and affiliates in the statement of financial condition.

Note 10- Commitments:

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through March 12, 2014. One of the leases has provisions for escalations based on specified increases in costs incurred by the landlord. Minimum lease payments, exclusive of escalation charges, are as follows for years ending December 31:

	Non-related party	Related party	Total
2012	$1,005,150	$500,000	$1,505,150
2013	855,000		855,000
2014	178,125		178,125
Totals	$2,038,275	$500,000	$2,538,275

Deferred rent of $138,578 represents the difference between rent payable calculated over the life of the lease on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

At December 31, 2011, the Company has utilized a letter of credit in the amount of $427,500 which is collateralized by $428,677 in a bank savings account and reflected as Restricted cash on the statement of financial condition. The letter of credit is used as collateral for the lease for the Company's office space located in New York City. Pursuant to the lease agreement, the requirement to maintain this letter of credit facility expires on May 12, 2014.

Note 11- Employee equity and benefit plans:

Certain employees of the Company participate in the PGI Option Plan (the "PGI Plan") sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion.

The options issued under the PGI Plan had various vesting periods ranging from 26-48 months, expiring after the employee's termination date. The unit options were valued by PGI as of the date of grant, using the Black-Scholes formula, with a weighted-average volatility of 30.9% and a term of four years. During the year ended December 31, 2011, there were no options granted, forfeited or exercised. As of December 31, 2011, the PGI Plan had 1,700 unit options outstanding, each with an exercise price of $132.59, and all of which were exercisable. As of December 31, 2011, there are no nonvested costs.

Certain employees of the Company participate in the PWH Plan, which provides for the granting of unit options to purchase membership interests in PWH to certain employees, directors and consultants, at its discretion. The PWH Plan also permits the Company to offer its employees, directors and consultants, the opportunity to purchase Class B units at a discount equal to 70% of the Class A book value.

Note 11- Employee equity and benefit plans (concluded):

Class B Units have no voting rights and collectively, share in one percent of the profits or losses of the Parent. Upon a liquidity event, as defined, Class B Units have the same profit participation rights, based on the aggregate number of outstanding Class A and Class B Units. In addition, Class B Units have a minimum holding period of six months.

Option activity related to PWH Class B unit options and related information for the year ended December 31, 2011 is as follows:

	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2010	63,600	$3.34
Granted	333,600	$3.36
Forfeited or expired	(49,589)	$3.36
Exercised	-	
Outstanding at December 31, 2011	347,611	$3.35

The options issued under the PWH Plan are fully-vested upon grant and only exercisable if there is a liquidity event, as defined. The options only terminate upon the termination of an optionholder's employment based on the specific terms of the PWH Plan and each optionholder's agreement.

PWH Class B units granted by PWH to the Company's employees and consultants, and related information for the year ended December 31, 2011 is as follows:

	Number of Units	Weighted Average Price per unit
Outstanding at December 31, 2010	17,200	$1.00
Purchased	64,500	$1.01
Granted	80,000	$0.99
Redeemed	(6,400)	$0.96
Outstanding at December 31, 2011	155,300	$1.00

The Company participates in a defined contribution plan through a professional employer organization under which the Company outsources payroll, benefits and human resources administration for the benefit of the Company's employees.

J.H. COHN LLP

ACCOUNTANTS & CONSULTANTS

Independent Member of Nexia International

www.jhcohn.com